BY COURIER

Kamps AG

04024992

SUPPL

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED MAY 1 3 2004 WASH. D.C. 181

May 06th, 2004

Rule 12g3-2(b) - File No. 82-4793

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

dw 5/18

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Presse Release

Kamps sells cake division

Düsseldorf, May 6, 2004 Kamps AG, Europe's leading bread and bakery goods producer, has taken another step in the transformation project it launched last autumn and the associated restructuring measures. The Dan Cake Group with production sites in Thüle, Give (Denmark) und Chrzanow (Poland) has been successfully sold with effect from June 1, 2004.

The production site in Thüle is to be taken over by Audrey Cake GmbH, Soest. Audrey Cake GmbH is owned by the Trockels family, which is already a successful market player with Kuchenmeister.

Dan Cake A/S and Wendeln Polonia have been bought by Kuchenmeister GmbH with the participation of a Danish investor group. Dan Cake will in future operate independently on the market.

Kamps obtained advice from Bankhaus Metzler for this transaction.

Contact:
Kamps AG
Investor Relations
Christoph Koch
E-Mail: christoph.koch@kamps.de
Tel. +49/211/530634-432
Fax. +49/211/530634-779